APEX TECHNOLOGY ACQUISITION CORPORATION

533 Airport Blvd

Suite 400

Burlingame, California, 94010

May 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mitchell Austin, Staff Attorney

Re:	Apex Technology Acquisition Corporation
Registration Statement on Form S-4
File No. 333-252712

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Apex Technology Acquisition Corporation hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:05 P.M., Eastern Standard Time, on June 2, 2021, or as soon as practicable thereafter.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission

May 28, 2021

Please direct any questions regarding this correspondence to our counsel, Brian Paulson of Latham & Watkins LLP, at brian.paulson@lw.com or (650) 463-4662.

Very truly yours,

Apex Technology Acquisition Corporation

/s/ Jeff Epstein
Name:	Jeff Epstein
Title:	Co-Chief Executive Officer

cc:	Larry Spirgel, Office Chief
Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Jeff Epstein, Co-Chief Executive Officer of Apex Technology Acquisition Corporation
Steven Fletcher, Advisor to Apex Technology Acquisition Corporation
Brian Brown, Chief Operating Officer and General Counsel of AvePoint, Inc.
Josh Dubofsky, Latham & Watkins LLP
John McKenna, Cooley LLP
Brian Leaf, Cooley LLP